MAIL STOP 3561


      	March 27, 2006



Mr. Rahul Prakash
Global Services Partners Acquisition Corp.
3130 Fairview Park Drive, Suite 500
Falls Church, VA 22042

      Re:	Global Services Partners Acquisition Corp.
      Amendment No. 4 to Registration Statement on Form S-1
   File No. 333-128350
		Filed March 14, 2006

Dear Mr. Prakash:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments.

Financial Statements

Notes to Financial Statements

Note 7 - Warrants and option to purchase common stock, F-10

1. We note your response to our prior comment 3; however, it is not clear how you determined the purchase price (i.e. purchase price, or
$.05 per warrant) was the best indication of fair value, considering the warrants were issued to individuals that serve as officers and advisors to the Company. Please note, where there is no quoted market price for a financial instrument it is appropriate to use option pricing models (such as the Black-Scholes model and binomial models) to estimate fair value. Refer to SFAS 133 (paragraph 313) and SFAS 107 (paragraph 25) for additional guidance and revise accordingly.

2. As stated in our prior comment 3, and considering your response to the comment above, please disclose the methodology used to determine fair value, the assumptions utilized within the model, and include a brief discussion on how the assumptions were determined.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the financial statements may be directed to Raj Rajan at (202) 551-3388. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or William
Bennett at (202) 551-3389.


								Sincerely,



								John Reynolds
      Assistant Director



cc:	Robert Mittman
	Fax: (212) 885-5001




Mr. Rahul Prakash
Global Services Partners Acquisition Corp.
March 27, 2006
p. 1